Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

New Sapience, Inc.
1997 Annapolis Exchange Parkway, Annapolis Center
Suite 300 - #121
Annapolis, MD 21401
newsapience.com

Up to $618,000.00 in Shares of Class B Non-Voting Common Stock at $4.00 per share, including an Investor Transaction Fee

and up to 139,032 Bonus Shares of Non-Voting Series B Common Stock.

Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: New Sapience, Inc.
Address: 1997 Annapolis Exchange Parkway, Annapolis Center, Suite 300 - #121 Annapolis, MD 21401

State of Incorporation: DE
Date Incorporated: March 13, 2015
Website Address: newsapience.com

Terms:

Equity

Target Offering Amount (aggregate): $10,000.00 | 2,481* shares of Class B Non-Voting Common Stock

Offering Maximum (aggregate): $618,000.00 | 154,481* shares of Class B Non-Voting Common Stock

Type of Security Offered: Shares of Class B Non-Voting Common Stock

Purchase Price of Security Offered: $4.00 per share

Minimum Investment Amount (per investor): $1,030.00

Deadline to reach Offering Maximum: March 31, 2025

* Maximum number of shares offered is subject to adjustment for bonus shares and Investor Transaction Fee. See Investment Incentives below.

The offer made hereby is subject to modification, prior sale, and withdrawal at any time. Investors will be required to pay an Investor Transaction Fee to the Company equal to three percent (3.0%) of the investment amount up to a maximum Investor Ancillary Fee of $75.00, which represents the fee for a $2,500.00 investment. The Investor Transaction Fee is counted towards the Offering Minimum and Maximum, which alters the number of shares that may be issued in each case. The Investor Transaction Fee also is applied to the limit each investor may invest pursuant to Regulation Crowdfunding. The Investor Transaction fee is charged in addition to the $1,000 Minimum Investment Amount per investor, so with each minimum share purchase a fee of $30.00 will be included.

The Offering is being made through DealMaker Securities LLC (CRD #315324, SEC 008-70756, CIK 0001872856) (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to 11:59 pm Eastern Daylight Time on Saturday, August 31, 2024 (3:59 am Coordinated Universal Time on Sunday, September 1, 2024)] (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

Investment Incentives

As detailed below, each investor will receive additional bonus shares at no cost (i.e., in addition to the shares the investor purchases for $4.00 per share) if such investor makes an investment in shares within the timeframes and/or in the amounts set forth below and/or if such investor is a current stockholder of Company common stock as of the day prior to the commencement of this offering.

Note that (i) investors in this offering are eligible to receive Time-Based bonus shares and

Amount-Based bonus shares and, if the investor is a current stockholder of Company common stock as of the day prior to the commencement of this offering, Current Stockholder bonus shares; (ii) bonus share percentages are cumulative; and (iii) the investor's applicable cumulative bonus share percentage will be multiplied by the number of shares that the investor purchased for $4.00 per share.

Time-Based *

Tier 1	Invest by the end of Day 5 of the offering and receive 25% bonus shares
Tier 2	Invest between Day 5 and Day 15 of the offering and receive 20% bonus shares
Tier 3	Invest between Day 15 and Day 30 of the offering and receive 15% bonus shares
Tier 4	Invest between Day 30 and Day 60 of the offering and receive 10% bonus shares
Tier 5	Invest between Day 60 and Day 90 of the offering and receive 5% bonus shares

* Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 5th day (03:59 am Coordinated Universal Time ("UTC") on the 6th day) following the Launch Date for Tier 1.

Tier 2 begins at the end of Tier 1 and concludes at 11:59 pm EDT on the 15th day (03:59 am UTC on the 16th day) following the Launch Date.

Tier 3 begins at the end of Tier 2 and concludes at 11:59 pm EDT on the 30th day (03:59 am UTC on the 31st day) following the Launch Date.

Tier 4 begins at the end of Tier 3 and concludes at 11:59 pm EDT on the 60th day (03:59 am UTC on the 61st day) following the Launch Date.

Tier 5 begins at the end of Tier 4 and concludes at 11:59 pm EDT on the 90th day (03:59 am UTC on the 91st day) following the Launch Date.

Amount-Based

Invest $5,000+ and receive 5% bonus shares

Invest $10,000+ and receive 10% bonus shares

Invest $25,000+ and receive 15% bonus shares

Invest $50,000+ and receive 20% bonus shares

Invest $100,000+ and receive 25% bonus shares

Invest $250,000+ and receive 35% bonus shares

Current Stockholder

Current Stockholders receive 30% bonus shares

All bonuses will be aggregated and assigned at the conclusion of the Offering based on the investor meeting the criteria presented.

The Company and its Business

Company Overview

New Sapience, Inc. was initially organized as Cruse Technologies LLC, a Maryland Limited liability company, on October 5, 2011, and converted to a newly formed Delaware corporation on March 13, 2015.

New Sapience has developed what we believe to be a unique technology that is supported by an issued patent: a compact and scalable system and methodology for reproducing commonsense and expert knowledge curated directly from human minds, in digital devices.

We refer to a digital device endowed with knowledge, an internal model of external reality as a "sapiens". Programmed to reason about incoming information such as natural language to extend their baseline knowledge, it is our vision that sapiens will learn through language and conversation in a manner that is virtually indistinguishable from humans. We believe this new kind of learning in machines that is cognitive rather than neural transforms them from mere computers of data and information into the long-awaited thinking machines. Our technology is designed to provide sapiens for its users.

We believe that sapiens technology finally achieves what has always been the goal of Artificial Intelligence (AI): to provide humans with a tool that can acquire and apply knowledge to change the world as we envision, and do it better than, we can. From the first wave of AI to the second wave of machine learning, our sapiens technology may be considered an unprecedented third branch of AI. However, from the standpoint of first principles, sapiens technology is not AI at all. AI from its earliest beginnings is focused on emulating features of natural human intelligence in machines, whereas sapiens technology is different.

New Sapience has made no attempt to mimic brains, but instead we believe we have invented a way to create thinking machines by processes that are not found in nature. The term for this is *Synthetic Intelligence*, as opposed to Artificial Intelligence. Six decades of AI have given us the illusion of intelligence in the same sense that an imitation diamond presents the same appearance as a real diamond, but without a real diamond's desirable properties. Synthetic diamonds are like real diamonds but are created through engineered processes.

New Sapience has always believed that intelligence, real intelligence, is not one thing in an organic mind and something else in a digital one. This approach has proven to be incredibly powerful: with a tiny fraction of the resources that have been lavished on AI, we believe the Company can already demonstrate cognitive thinking and language comprehension in machines that, in our view, does not exist anywhere else. We believe our roadmap to human level intellectual performance and beyond to be clear and we anticipate it can be realized in just a few years.

We have created a software platform for synthetic intelligence applications that we envision will enable human knowledge of any scope or complexity to be efficiently curated and transcribed for sapiens. We plan to use our platform to develop product lines of specialized sapiens for both businesses and consumers and license our platform to others to ensure the technology proliferates as rapidly as possible.

We are planning on offering our products and licenses as Software as a Service (SaaS) on a monthly subscription basis. We anticipate establishing an ecology of supporting applications, developed by the company and our licensees, all integrated on the sapiens common core. We believe we have vast addressable markets in which we can ultimately achieve excellent gross margins.

Competitors and Industry

Competitors

New Sapience has created a new technology and a platform that we believe will lead to innumerable new products, spanning multiple vertical markets, many of which we believe currently do not exist. We believe our competitive stance is comparable to steam power technology at the beginning of the 19th century, which disrupted markets as disparate as horse-drawn transports, sailing ships and water-driven mills, with similar success. New Sapience is a technology within the market of automated machines, with competitors such as Amazon's Alexa, Google Assistant, or Apple's Siri. However, we believe our technology is unlike these competitors' technologies in significant ways.

From the broadest perspective, we believe we can compare ourselves to any automation solution. Today's automation software, whether based on machine learning, symbolic rules, or conventional programming, is, in our view, narrow and brittle and subject to total failure when confronted with a problem that lies outside the anticipated scope of the program, or, in the case of large language models, prone to confabulation. Development for automation software has increased in recent years; however, we believe no competitor has introduced a technology exactly like ours.

Where the cost of failure is high, as with transportation systems or network management, humans must be kept in the loop, a less-than-optimal solution. We believe our platform, which is intended to provide a cost-effective means to transfer knowledge from human minds into computers, will achieve orders of magnitude increases in automation for orders of magnitude less cost. We believe this because human knowledge is general and abstract and can be applied to solve many problems. This generality is the "G" in the term Artificial *General* Intelligence (AGI). We believe New Sapience is the first to achieve it.

On a narrower scope, we believe achieving knowledge in machines is the key to genuine comprehension of natural human languages. We are aware that our technology and many of our products may inevitably be compared to today's applications such as digital personal assistants or machine learning language models. We believe this demonstrates the superiority of our approach. Our technology, unlike anything we have seen from our competitors, has a compact internal cognitive world model independent from words and grammar and can decode language generally.

Our competitors, such as Amazon's Alexa, are supported by teams of around 10,000 employees. Despite our team being comprised of fewer than 10 people, we believe our competitors can't begin to match the language comprehension that New Sapience has achieved. We believe that our competitors in this market will either become our customers or they will disappear.

Industry

Automation technology is relevant to any industry where computing plays an essential role. Here is a summary of size and growth statistics of industries where sapiens technology is expected to make major penetrations:

Natural Language Processing: This is the market for chatbots and voice interfaces of all kinds. It was $9.9 billion in 2020 and projected to be $27.6 billion by 2026. Source: *Business Insider*

Industrial Automation Market: Valued at $140.39 billion globally in 2021 and is projected to reach $233.94 billion by 2028 at an estimated CAGR of 7.6%. Source: *The Insight Partners, Cision PR Newswire*

Business Process Automation (BPA) market: Valued at $9.6 billion in 2020 and projected to be $19.6 billion by 2026. Source: *Markets and Markets*

Revenue in the Robotics market is projected to reach US $6.68 billion in 2022. Source: *Statista*

Industrial Robots market expected to hit USO $ 35.68 billion by 2029 | At 11.4% CAGR. Source: *Global NewsWire*

Consumer Robots and Robotic devices market was $5.17 billion in 2020 and projected to grow to $41.7 billion by 2028. Source: *VerifiedMarket Research*

Summary: The estimated total addressable market for sapiens technology as estimated by reliable sources currently stands at over $200 billion and is expected to grow substantially over the next 5 years. These estimates are based on existing automation technology. We anticipate that sapiens technology will make new levels of automation possible and create new markets that cannot yet be quantified.

Current Stage and Roadmap

Current Stage

As of Q1 2024, the Company has a software platform that we believe will soon be ready to support consumer and commercial product development. On this platform, our core world model, curated from human knowledge of the commonsense world, has now progressed to a point where it demonstrates the potential and scalability of our technology in what we believe to be the most challenging of all automation markets, comprehension of natural language.

Future Roadmap

We believe we will soon reach what we consider the "tipping point" capability in our core model build-out.

At this level, we believe sapiens may be able to comprehend, remember, and answer questions about virtually anything they are told within the scope of everyday human concerns and activities. We believe that when this milestone is reached, we will no longer have to explain how our technology works, because at that point, ideally anyone can see that it works.

At that point, supported by a public relations campaign and marketing, we anticipate putting sapiens online for public interaction. Our hope is that this event would be our public reveal of thinking machines that can understand what we say to them and have the intelligence to understand what we ask.

We believe this event will shake the AI community to its foundations and ideally position the company to attract the additional capital and talent required for additional growth.

We plan on incorporating the core technology that underlies this milestone into every sapiens product and application going forward. From that point, provided we have sufficient funding, we expect to focus on the development and release of our first product. We believe this product, the Companion Sapiens, will be the vanguard of our consumer product line.

At initial release, it may require little more than the basic language understanding it had at the tipping point milestone to provide a utility we believe no other product has ever had.

We believe it will serve as auxiliary or out-board personal memory, able to understand, remember, and answer queries about every personal detail the user shares with it in perpetuity.

We believe the initial total addressable market for the Companion could be equal to the number of English-speaking users of mobile devices (with more languages anticipated to follow quickly). Offered as SaaS with large gross margins, our financial projections anticipate the company becoming profitable within months.

We believe our Pro-Sapiens product lines will add market-specific expert knowledge to the common core for each vertical.

The Team

Currently the Company is served by two full-time employees, four contractors, and three part-time directors.

Officers and Directors

Name: Bryant George Cruse

Bryant George Cruse's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Annual salary - Mr. Cruse does not currently take a salary, but the Company intends to pay Mr. Cruse a salary at a rate of $200,000 or more per annum beginning no later than December 1st, 2024.
  Company Equity – 7.20% prior to commencement of this offering
  Dates of Service: March 13, 2015 - Present
  Responsibilities: Articulates Company vision and mission; directs operations and finance.

- **Position:** President
  Dates of Service: March 13, 2015 - Present
  Responsibilities: Direct responsibility for corporate matters

- **Position:** Chief Technical Officer
  Dates of Service: March 13, 2015 - Present
  Responsibilities: Leads technology development

- **Position:** Chairman of the Board of Directors
  Dates of Service: March 15, 2022 - Present
  Responsibilities: Leads the Board of Directors; schedules and presides over meetings of the Board of Directors.

Name: William Robert Bandy

William Robert Bandy's current primary role is with Matrix 2. William Robert Bandy currently provides services approximately 16 hours per week in his role with the Company.

Positions and offices currently held with the issuer:

- **Position:** Chief Intellectual Property Officer
  Annual salary - $0
  Company Equity – 6.65% prior to commencement of this offering
  Dates of Service: March 13, 2015 – Present
  Responsibilities: Manages patent portfolio

- **Position:** Secretary
  Dates of Service: March 13, 2015 – Present
  Responsibilities: Corporate Secretary

- **Position:** Member, Board of Directors

Dates of Service: March 13, 2015 - Present
Responsibilities: Provides guidance and advice to management team.

Other business experience in the past three years:

- **Employer:** Matrix 2 Title: Board Member
  Dates of Service: November 01, 2016 - Present
  Responsibilities: Provides guidance and direction to management team

Name: Thomas William Loveland

Thomas William Loveland's current primary role is with Mind Over Machines, Inc. Thomas William Loveland currently provides services approximately 16 hours per week in his role with the Company.

Positions and offices currently held with the issuer:

- **Position**: Chief Administrative Officer,
  Annual Salary: $0
  Company Equity: 2.75% (prior to commencement of this offering)
  Dates of Service: February 01, 2022 - Present
  Responsibilities: Assists CEO in all administrative matters

- **Position:** Board Member
  Dates of Service: December 09, 2021 – Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Mind Over Machines, Inc. Title: CEO
  Dates of Service: April 05, 1989 - Present
  Responsibilities: Strategic Vision

Name: William Francis Readdy

William Francis Readdy's current primary role is with American Pacific Corp. William Francis Readdy currently provides services approximately 10 hours per week in his role with the Company.

Positions and offices currently held with the issuer:

- **Position:** Chief Partnerships Officer
  Annual Salary $0
  Company Equity 0.32% (prior to commencement of this offering)
  Dates of Service: December 1, 2022 - Present
  Responsibilities: Chief Partnerships Officer

- **Position:** Board Member
  Dates of Service: December 1, 2022 – Present

Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** NASA - National Aeronautics and Space Administration
Title: Vice Chairman, International Space Station (ISS) Advisory Committee
Dates of Service: January 1994 - Present
Responsibilities: Deputy to Chairman of NASA Advisory Committee. Review NASA ISS program status and issues and advise NASA on courses of action.

Other business experience in the past three years:

- **Employer:** Discovery Partners International, LLC
Title: Managing Partner
Dates of Service: October 2005 - Present
Responsibilities: Founder and sole partner of aerospace consultancy. Manage clients, deliverables, and finances on matters related to aerospace and technology.

Other business experience in the past three years:

- **Employer:** York Space Systems, LLC.
Title: Advisory Board Member
Dates of Service: April 2014 – Present
Responsibilities: Aerospace/Satellite Technical Advice

Other business experience in the past three years:

- **Employer:** Aerojet Rocketdyne Corp
Title: Strategic Advisory Group Member
Dates of Service: May 2014 – September 2023
Responsibilities: Aerospace/Launch Vehicle Technical Advice

Other business experience in the past three years:

- **Employer:** Helicity Space Corp
Title: Advisory Board Member
Dates of Service: November 2019 – Present
Responsibilities: Aerospace/Spaceflight Technical Advice

Other business experience in the past three years:

- **Employer:** STARS Technology Corp.
Title: Advisory Board Member
Dates of Service: April 2021 – Present
Responsibilities: Aviation Industry Technical Advice

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our",) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in this Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people believe our product is a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to earn revenue and make a profit.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to transfer restrictions set forth in the Company's stockholders' agreement and the restrictions imposed by applicable securities laws. You will not be able to control the timing of your liquidation of your investment in the shares.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. All voluntary and involuntary transfers of the securities you receive are subject to restrictions set forth in the Company's stockholders' agreement. More importantly, there is no established market for these shares and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer, and even if you find a buyer, you may be restricted from transferring them to a buyer.

If the Company cannot raise sufficient funds, it will not succeed

The Company might not sell enough securities in this or other offerings to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if the Company raises all the funds it seeks to raise now, it may need to raise more funds in the future, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. Even if the Company completes successful offerings in the future, the terms of those offerings might result in your investment in the Company being worth less, because later investors might get better terms.

Operating capital could be difficult and expensive to find and raise

We may not have enough capital and may need to raise more. We anticipate needing access to credit in order to support our working capital requirements as we grow. It may be difficult for us to obtain credit on favorable terms for reasons relating to the Company itself or the broader economy. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, and there is no guarantee we will be able to find a buyer for it. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, we may offer bonus shares which will increase your dilution and may result in a lower effective purchase price per share than your investment, and institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion to do so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from Company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management and controlling voting stockholder discretion in making wise business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all Company creditors have been paid in full.

You are trusting that management will make the best decision for the Company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings" which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target minimum amount for this offering, we may instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to numerous risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our products could fail to achieve the sales projections we expected

Our growth projections assume that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than without that budget. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early-stage company and have not yet generated any profits

New Sapience was formed on March 13, 2015, and has been in research and development mode ever since. Accordingly, the Company has a limited history upon which an evaluation of its performance and prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares if and when our directors determine that we are financially able to do so, and it is possible that no distributions will ever be made. New Sapience has incurred a net loss and has generated limited revenues since inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. We have never turned a profit and there is no assurance that we will ever be profitable.

We have an existing patent that we might not be able to protect properly

We believe one of the most valuable assets of the Company is our intellectual property. The Company owns one patent (with more patent applications planned) and maintains trade secrets. Competitors may attempt to misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may erode the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark, or copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patent(s), trademark(s), or copyright(s) are deemed unenforceable, or our intellectual property is deemed to infringe on others' intellectual property, the Company will almost certainly lose potential revenue it might otherwise be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our intellectual property could prevent us from enforcing them

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patent(s), trademark(s) or copyright(s) or other intellectual property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) or other intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) or other intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) or other intellectual property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyberattacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. A cyberattack could be devastating to the Company. Further, any significant disruption in service on New Sapience or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we may rely on third-party technology providers to provide some or all our hosting and/or back-up technology. Any disruptions of services or cyberattacks either on our technology provider(s) or on the Company directly could harm our reputation and materially negatively impact our financial condition and business.

Contrarian Technical Approach

Artificial Intelligence has become a pre-eminent technological focus of our time. Machine Learning in particular has become nearly synonymous with AI, in the media at least. There are currently unprecedented levels of hype, exaggeration, and downright deception in the field of AI. New Sapience does not use machine learning and, in fact, has attempted to take a completely contrarian approach to all previous technologies known to the Company. This requires New Sapience to invest extra effort to distinguish itself from what others are doing. This will require the Company to expend significant resources, and the Company may never be successful in distinguishing itself as an attractive technology.

Data privacy leaks
Although New Sapience does not use machine learning technologies, elements of sapiens technology may be connected to the Internet and thus may accumulate and store personal data and information. Any identification and tracking of a person could come with a risk of data privacy exploitation and misuse. While New Sapience does not, and does not intend, to use, share, or sell this tracking information for marketing purposes, a data privacy leak could occur which would threaten the integrity of the Company. If a data leak occurs, this could harm the Company's reputation and negatively impact the Company's financial condition and future growth.

There is also a risk that a data leak could violate federal and state privacy laws. A violation of data privacy laws could result in significant fines, lawsuits, civil penalties, and criminal prosecution which would materially harm the Company's financial situation, reputation, and growth.

Regulatory and legislative developments regarding artificial intelligence and machine learning

The regulatory framework for machine learning technology, artificial intelligence, and automated decision making is evolving. While we believe our technology is distinguishable from other AI and machine learning technologies, it is possible that new laws and regulations regulating our technology will be adopted in the United States, the European Union, and other non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our platforms and technological approach. For example, the

European Parliament recently drafted legislation that will categorize AI applications by a "risk" level category. Each risk level has corresponding rules, with the most stringent rules for the highest risk levels. The legislative requirements include pre-market testing mandates, risk mitigation systems, standards surrounding the datasets used to train AI systems, and additional requirements for human oversight. Other regulations are expected to be adopted, both in the U.S. and abroad, but given that the development of the regulatory framework is in the very early stage, these regulations' ultimate impact on our business is not certain. These regulations could place restrictions on the design or use of our software and pose material impediments to our business model. The cost of complying with such laws or regulations could be significant and would decrease our operating expenses, which could adversely affect our business, financial condition, and results of operations. In addition, these regulations may affect our ability to provide and improve our services, which could result in compliance costs and potential increases in civil claims against us, which could adversely affect our business, operations, and financial situation.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Valkeir Corporation	8,000,000	Class A Voting Common Stock	32.70%

The Company's Securities

The Company has authorized Class A Voting Common Stock and Class B Non-Voting Common Stock.

Class A Voting Common Stock

12,000,000 shares are authorized with a total of 11,428,572 shares outstanding. Each share of Class A Voting Common Stock has ten (10) votes, but no material rights.

Class B Non-Voting Common Stock

48,000,000 shares are authorized with a total of 13,094,905 shares outstanding. Each share of Class B Non-Voting Common Stock has one (1) vote, but no material rights.

Stock Options & Warrants

The total amount outstanding includes 120,073 shares that are currently stock options outstanding, 1,403,607 shares to be issued pursuant to stock options reserved but unissued, and 259,168 shares to be issued pursuant to outstanding warrants.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock shares of the Company, you will have limited rights regarding the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company. All investors will be required to execute the Company's stockholders' agreement, which contains transfer restrictions and other covenants related to the ownership of the shares.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares, including without limitation through the issuance of any bonus shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Immediate Dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the dilution that new investors purchasing the Company's Class B Non-Voting Common Stock will experience upon investment in the Company. This table uses the Company's self-reported book value of -$284,659 as of February 29, 2024, which is derived from the net equity of the Company as of February 29, 2024. The table presents three scenarios for the convenience of the reader:

- a $618,000 raise from this offering;
- a $618,000 raise from this offering combined with a $5,000,000 maximum raise from the Company's concurrent Regulation D fundraising campaign;
- and a $5,000,000 raise from this offering assuming that a future amendment increases the Offering Maximum to $5,000,000, combined with a $5,000,000 maximum raise from the Company's concurrent Regulation D fundraising campaign, for a total maximum raise of $10,000,000.

Note that this table EXCLUDES any bonus shares to be issued in the offering. See "Investment Incentives" for more information on bonus shares.

	$618k Reg CF Raise		$618k Reg CF with $5M Reg D Raise		$5M Reg CF with $5M Reg D Raise
Price per Share	$	4.00	$	4.00	$	4.00

Regulation CF campaign

Shares Issued (1)		154,481		154,481		1,249,981
Capital Raised (2)	$	617,924	$	617,924	$	4,999,924
Less: Offering Costs (3)	$	155,524	$	155,524	$	646,994
Net Offering Proceeds	$	462,400	$	462,400	$	4,352,930

Regulation D campaign

Shares Issued (1)		0		1,250,000		1,250,000
Capital Raised	$	0	$	5,000,000	$	5,000,000
Less: Offering Costs (4)	$		$	234,000	$	234,000
Net Offering Proceeds	$	0	$	4,766,000	$	4,766,000

Net Tangible Book Value Pre-financing as of February 29, 2024	$	-284,659	$	-284,659	$	-284,659
Net Tangible Book Value Post-financing	$	177,741	$	4,943,741	$	8,834,271

Shares issued and outstanding pre-financing as of February 29, 2024	24,523,477		24,523,477		24,523,477
Post-Financing Shares Issued and Outstanding	24,677,958		25,927,958		27,023,458
Net tangible book value per share prior to offering	$ -0.01	$	-0.01	$	-0.01
Increase/(Decrease) per share attributable to new investors	$ 0.0011	$	0.0011	$	0.0011
Net tangible book value per share after offering	$ 0.0072	$	0.1907	$	0.3269
Dilution per share to new investors ($)	$ 3.9928	$	3.8093	$	3.6731
Dilution per share to new investors (%)	99.8199		95.2332		91.8272

(1) Excludes any bonus shares to be issued in the offering. See "Investment Incentives" for more information on bonus shares.

(2) Investor transaction fees are counted toward the Offering Minimum and Maximum, reducing the number of shares that may be issued and thus the amount of capital that can be raised under this offering. For the purposes of this table, we assume one investor and thus the minimum possible aggregate investor transaction fees to illustrate the maximum possible shares issued and associated dilution.

(3) Includes 8.5% commission on dollar amount of securities sold in the Offering, an $18,000 one-time activation fee, and a $17,000 monthly fee, all payable to DealMaker Securities LLC. For the purposes of this table, we assume 5 months of the monthly fee for a $618,000 raise, and 12 months of the monthly fee for a $5,000,000 raise.

(4) Includes transaction fees between 1.0% and 4.5% on dollar amount of securities sold in the Offering , a $3,000 one-time activation fee, and a $500 monthly fee, payable to DealMaker Securities LLC. For the purposes of this table, we assume 4.5% fee on all securities sold and 12 months of the monthly fee.

Transferability of securities

All investors will be required to execute the Company's stockholders' agreement, which contains transfer restrictions and other covenants related to the ownership of the shares.

Subject to restrictions, the securities can only be resold or transferred:

- In an IPO or tender offer;
- To the company;
- To a spouse, child, stepchild or adopted child of the purchaser, or to a trust created for the benefit of the Stockholder or a spouse, child, stepchild or adopted child of the Stockholder.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity (Class B Non-Voting Common Stock)
  Final amount sold: $1,762,226.00
  Number of Securities Sold: 1,600,696
  Price Per Share: $1.25
  Use of proceeds: employee salaries
  Date: December 12, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity (Class B Non-Voting Common Stock)
  Final amount sold: $1,113,479.25
  Number of Securities Sold: 406,392 (includes bonus shares awarded)
  Price Per Share: $3.25
  Use of proceeds: technology development, advertising
  Date: October 28, 2022
  Offering exemption relied upon: Regulation Crowdfunding

- **Name:** Common Stock
  Type of security sold: Equity (Class B Non-Voting Common Stock)
  Final amount sold: N/A – campaign is currently active
  Number of Securities Sold: N/A – no securities issued as of yet
  Price Per Share: $4.00
  Use of proceeds: technology development, advertising
  Date: January 21, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to numerous factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

From its inception through February 2024, the Company has operated almost entirely on capital contributions ($5.4M) with negligible revenue generation (<$100,000.) The bulk of these funds have come from "friends and family" and crowdfunding investors.

While this kind of fundraising requires considerable time devoted to sales and networking, we believe the past nine years have demonstrated that the Company can balance fundraising and technical development to maintain its small full-time staff while making significant progress toward technical milestones. We are confident we can continue in this mode indefinitely if necessary. However, there is no guaranty that we will be successful in raising capital in the future.

Foreseeable major expenses based on projections:

Our financial projections identify expenses for marketing and advertising and the usual legal and administrative expenses. We plan to operate without physical offices for the foreseeable future. These expenses are expected to be minimal compared to wages paid to employees and consultants.

Future operational challenges:

To date, we have raised capital from multiple private investors rather than from institutions. This means funds are received by the Company in smaller amounts over time instead of as large tranches. This will continue under Regulation CF and Regulation D equity offerings. Thus our key challenge is to throttle staff expansion to match our rate of funding. Future challenges related to capital resources:

- Raising capital up to now has been a challenge for several reasons that we believe we understand. Venture capital has largely moved away from seed funding, and venture capital still active in seed funding consistently follows current trends. In artificial intelligence, that trend is machine learning which has become synonymous with AI. Our technology has nothing to do with machine learning and thus runs counter to the current trend.
- We don't fit the traditional model. We believe our approach is so radically different from any current approach to artificial intelligence that technical due diligence is a problem for institutional investors since it requires them to do a deep dive most seem unwilling to pursue into technology they are unfamiliar with. For this reason, we have concentrated on, and plan to continue, marketing to individuals who can invest their own money based on their own judgement.
- Though we have had a good success rate when we pitch to individuals, here too the uniqueness of our technology creates challenges. Many people, before investing in technology, like to seek input from people with more expertise in the field. There are plenty of "AI experts" today, but to most of them AI is synonymous with data

science, thus they are the last people one should ask about our technology. That is why we put together our New Sapience 101 course, so people can educate themselves. However, we understand that not every prospective investor is willing to spend hours watching our videos on YouTube.

- Another downside has been the time it takes to identify potential investors, which, with our small staff, takes away from technology development.

To the extent these factors persist, fundraising will remain challenging. However, the difficulty innovative companies have raising seed funding is one reason crowdfunding exists.

Future milestones and events:

While we have made much progress refining our message, we have seen that as our technical demonstrations have become more compelling, explaining our technology and how it works becomes less important.

Currently, our technical efforts are focused on reaching what we call the "Tipping Point" milestone. We are targeting a level of general conversational language comprehension and articulation that will reduce the need to justify our "new and strange" approach and explain how our technology works, because we believe it so clearly does work.

Our first milestone toward this tipping point will be a private beta test program leading toward an initial consumer product. We plan to begin the program this year and invite existing investors with iPhones to participate. Over the course of the test program, we will upgrade the sapiens' capabilities to enhance its utility and broaden its user appeal.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, stockholder loans, etc...)

As of February 29, 2024, the Company has capital resources available in the form of $324,722 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations because we expect to be able to continue raising funds via our existing and growing network of family and friends and our active Regulation D 506(b) fundraising campaign. However, additional capital is critical to accelerate the business plan. Please note that currently we are generating no revenue, and all our funding is from investments.

Are the funds from this campaign necessary to the viability of the company?

We believe the funds from this campaign are not necessary to the viability of the Company. However, currently we prefer individual investors over institutional investment for the reasons described above.

How long will you be able to operate the company if you raise your minimum?

The Company currently operates at a base monthly burn rate of $60,000. We have been operating at around this level for years thanks to ongoing investor support and, as pointed out above, we anticipate being able to continue doing so indefinitely. Further, to the degree that our equity fundraising campaign(s) exceed our burn rate, we believe we will be able to accelerate technical progress toward our tipping point, because we will be able to devote additional time and talent to technical work. If we raise the minimum $10,000, that will allow us to fund expenses for less than one week.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal from this crowdfunding campaign, we anticipate increasing our monthly burn rate and being able to operate for approximately one year solely on the funds raised. We are also currently running a Regulation D 506(b) fundraising campaign with a maximum funding goal of $5,000,000. If we raise the maximum funding goal from that campaign, we anticipate increasing our monthly burn rate even more and being able to operate for approximately two to three years. Further, we anticipate our maximum funding goal from this crowdfunding campaign or a similar amount from our Reg D 506(b) campaign will provide sufficient funds to take our product to the tipping point milestone described above, whereupon we anticipate being able to raise additional capital, if needed, to fund further product development and go-to-market initiatives, which in turn we anticipate will take the Company to profitability.

Are there any additional future sources of capital available to your company?

We have no guaranteed sources of capital. However, if we are able to reach the tipping point milestone described above, we anticipate we will be able to raise additional capital from additional fundraising campaigns and/or from traditional capital markets at favorable valuations.

Indebtedness

- **Creditor**: DLA Piper
  Amount Owed: $11,474.07
  Interest Rate: 0.0%
  Maturity Date: Currently due and payable

- **Creditor:** Fitch, Even, Tabin & Flannery
  Amount Owed: $13,579.96
  Interest Rate: 0.0%
  Maturity Date: Currently due and payable

- **Creditor:** Lockwood Software
  Amount Owed: $49,836.40
  Interest Rate: 12.68%
  Maturity Date: Currently due and payable

- **Creditor:** Bryant Cruse (Officer)
  Amount Owed: $82,615.99
  Interest Rate: 0.0%
  Maturity Date: Currently due and payable

- **Creditor:** Valkeir Corporation
  Amount Owed: $29,892.06
  Interest Rate: 0.0%
  Maturity Date: Currently due and payable

- **Creditor:** Sean Reineke
  Amount Owed: $457,122.00
  Interest Rate: 0.0%
  Maturity Date: Currently due and payable

Related Party Transactions

- **Name of Entity:** Bryant G. Cruse
  Relationship to Company: Officer
  Nature/amount of interest in the transaction: Through February 29, 2024, Bryant G. Cruse has personally loaned $82,616 to the Company.
  Material Terms: Amount: $82,616
  Interest rate: 0%
  Maturity date: Currently due and payable

Valuation

Pre-Money Valuation: $98,093,908.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including a Discounted Cash Flow Model and comparable company analyses. *Investors should be aware that the Company recently received an independent 409(A) valuation of the Company's Class B Non-Voting Common Stock (the "**409A Valuation**") to support the strike prices assigned to options to purchase Class B Non-Voting Common Stock issued by the Company. After discounts were applied, the 409(A) assigned only nominal value to each share of Class B Non-Voting Common Stock. This offering assumes a [$4.00] per share sales price for Class B Non-Voting Common Stock, which far exceeds the value of the shares determined by the 409(A) Valuation.*

Finding a reasonable and conservative valuation for New Sapience as it exists today requires thoughtful analysis, particularly in the finding of comparable companies in comparable markets.

Most early-stage companies are either product companies with a product that fills a market niche overlooked by others or are platform companies that utilize existing technology such as the Internet to facilitate products and services by others. We believe New Sapience fits both categories as we plan both to license our core technology for third parties to develop products and services and to develop multiple product lines of our own.

Compared to other product companies, we believe New Sapience is unique in that we can field products across a wide range of markets on the same common core. We believe we need only add specific or expert knowledge and, in some cases, integrate with hardware and/or software provided by others, to field what amounts to an entirely new product. This means that our costs of goods sold, already very low due to the inherent scalability of our approach, are predicted to get continuously lower as, first, we improve the power and efficiency of our knowledge curation tools and, second, the sapiens core gets more and more knowledgeable and intelligent.

Discounted Cash Flow Assumptions & Model

Because there are no direct comparables, we use the discounted cash flow method to determine our pre-money valuation.

Because product sales are not anticipated to commence until month 18, we project five years from the launch of the current offering to include three-plus years of revenue. We plan on the Companion Sapiens being our first product to launch, which we hope will start generating license revenue. Our Pro-Sapiens line of business may ultimately exceed our consumer business by orders of magnitude but will take somewhat longer to develop, and we may choose to finance it from our consumer product line revenues rather than going to the capital markets. Its product sales are anticipated to commence in month 42.

Finally, we plan on the sapiens software being incorporated into an integrated circuit which will be the "brains" for robotic applications. Revenue from those is anticipated to commence at month 50. Because we believe that Companion Sapiens will be our dominant product during our first five years in the market, we need a reasonable prediction of the number of subscribers to it. The closest product to our Companion Sapiens in terms of market size and customer appeal is probably Facebook. Like Facebook, our TAM is everyone who has access to the Internet, and like Facebook we expect our product will directly impact how people connect with the world through digital devices. Facebook was first offered to the public at the end of 2006 and had 350 million users three years later, an extremely impressive growth rate since, as a totally unprecedented product, it was largely creating a new market rather than entering an existing one.

Sapiens, as what we believe will be one of the first digital entities that offer actual language comprehension, will also be creating a new market, but in our case the Big Tech companies have already conditioned the market somewhat in that people already expect to be able to use natural language as they interact with their devices.

However, since Siri, Alexa, ChatGPT, and the others have no real language comprehension, to a large degree they have created a market for a capability we believe they cannot meet. We believe sapiens will give people the user experience they have been looking for. While this belief might lead us to predict an even greater market penetration than Facebook's, we must take into consideration that Facebook is free, and any fee for our product will affect adoption significantly. Thus, for our analysis, we reduce the Facebook number by a factor of 10 giving us 35 million subscriptions at the end of year five, three years after market introduction.

For five years the discounted cash flow (DCF) formula is:

DCF = CFl/(1+r) l + CF2/(l+r) 2 +CF3/(1+r) 3 + CF4/(l +r) 4 + CF5/(l +r) 5

The value CF1 is the year 1 cash flow, CF2 is the year 2 cash flow, etc.

Finally, risk factors are discussed in the Risk Factors section above where we describe some risks related to being contrarian and original in the otherwise crowded field of companies that self-identify as AI companies. We have done much to mitigate these risks. Nonetheless, in the interest of conservatism, we use a high r-factor (discount rate) of 1.23 with the result:

> Approximate Calculated Valuation = $100 million valuation

Comparable Competitors

We believe our technology is the first to offer true language comprehension, giving it generality, the ability to provide automation to any digital application. This generality is the "G" in Artificial General Intelligence and thus makes identifying comparable companies for valuation purposes difficult. However, our business plan focuses in the near term on our consumer product, Companion Sapiens, and on building a platform to allow third parties to develop applications based on sapiens. Since the primary user interface for Companion Sapiens applications is natural language, we anticipate Companion Sapiens will compete with today's Natural Language Processing (NLP) applications.

Hugging Face, a company in this space founded in 2016, has a number of parallels to New Sapience. Its initial product was a social chatbot for teenagers, banking on novelty and entertainment rather than utility. The company later pivoted, open sourcing their chatbot engine to become a machine learning platform company in the NLP market and now also in the AI market.

We believe our Companion Sapiens will have both utility and novelty, and the Company plans to offer our development platform as soon as toolkits are ready.

Hugging Face completed six funding rounds in as many years:

Mar 2017 Angel Round - $1.2M

May 2018 Seed Round - $4M

Dec 2019 Series A - $15M

Mar 2021 Series B - $40M

May 2022 Series C - $100M

Oct 2023 Series D - $235M

Valuation data is not available for the earlier rounds, but Crunchbase and other sources estimate that the Series C round closed with a valuation of $1.9 billion, and the Series D round closed with a valuation of $4.3 billion. Hugging Face illustrates the appetite of capital markets for technology in this space. If one visualizes a typical hockey stick valuation curve for Hugging Face with the last two points at $1.9 billion and $4.3 billion, a valuation around $100 million at its formative phase, which is where New Sapience is today, seems reasonable.

https://www.crunchbase.com/organization/hugging-face/company_financials

Disclaimers

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation we have assumed: (i) all Voting Common stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; (iii) any shares reserved for issuance under a stock plan are issued; and (iv) all shares offered and the maximum allowable bonus shares possible under the Company's current Regulation D 506(b) equity offering are issued; however, the company did not include any restricted stock awards in its valuation calculation.

Use of Proceeds

We will use investment funds principally to increase our platform's natural language comprehension in order to improve user experience and drive toward the "tipping point" we describe in our roadmap. The values listed below are estimates.

Use of Proceeds	Offering Minimum: $10,000	Offering Maximum: $618,000
Research & Development	0%	60%
Working Capital	0%	20%
Advertising	100%	20%

The Company reserves the right to change the intended use of proceeds if its officers believe it is in the best interests of the Company to do so.

Intermediary Compensation

As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company has agreed to compensate the Intermediary and affiliates a fee consisting of eight- and one-half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, there are other fees associated with the Offering that were paid or to be paid to Intermediary and affiliates consisting of an $18,000 one-time activation fee and monthly fees of $17,000.

Investment Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancelations

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.]

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its target date.

Material Changes

Material changes to an offering include but are not limited to:

A change in the Target Offering Amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the Offering Deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End).

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section l3(d) of the Exchange Act;
- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
- it or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.invest.newsapience.com.

Investing Process

Investing process on DealMaker's platform.